UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Medgenics, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

58436Q203
(CUSIP Number)

Isaac Blech
1271 Avenue of the Americas, 16th Floor
New York, NY 10020
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

February 28, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	58436Q203

1.	NAME OF REPORTING PERSONS

Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

800,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

CUSIP No.	58436Q203

1.	NAME OF REPORTING PERSONS

River Charitable Remainder Unitrust f/b/o Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,275,828

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER

1,275,828

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,275,828

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

CUSIP No.	58436Q203

1.	NAME OF REPORTING PERSONS

West Charitable Remainder Unitrust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

800,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

CUSIP No.	58436Q203

1.	NAME OF REPORTING PERSONS

Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

86,734

8.	SHARED VOTING POWER

2,875,828

9.	SOLE DISPOSITIVE POWER

86,734

10.	SHARED DISPOSITIVE POWER

2,875,828

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,962,562

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%

14.	TYPE OF REPORTING PERSON*

IN

*(SEE INSTRUCTIONS)

Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D filed on January 14, 2013 (as amended, this “Schedule 13D”).

Item 1.	Security and Issuer.

Item 1 is amended and restated as follows:

This statement on Schedule 13D relates to the shares of common stock, par value $0.00001 per share (the “Common Stock”) of Medgenics, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of the Issuer are located at 435 Devon Park Drive, Building 700, Wayne, Pennsylvania 19087.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

On November 11, 2013, the Issuer granted Mr. Blech stock options for 50,000 shares of Common Stock at an exercise price of $6.70 per share. The options have a 10 year term and vest in equal installments on November 11, 2014, November 11, 2015, and November 11, 2016.

On January 2, 2014, the Issuer granted 7,000 shares of restricted stock to Mr. Blech for his service as a director, which vested in equal installments on January 3, 2014 and January 2, 2015.

On January 2, 2014, the Issuer granted Mr. Blech stock options for 15,000 shares of Common Stock at an exercise price of $6.50 per share. The options have a 10 year term and vest in equal installments on January 2, 2015, January 2, 2016 and January 2, 2017.

On February 18, 2015, the Issuer granted Mr. Blech stock options for 20,000 shares of Common stock at an exercise price of $7.01 per share. The options vest in full on February 18, 2016 and expire on the earliest of February 18, 2025, within one year of Mr. Blech becoming disabled, 90 days after Mr. Blech is terminated as a director of the Issuer without case, or the date of Mr. Blech’s termination of services as a director with cause.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a), (b)

Rows 7-13 of the cover page of this Schedule 13D with respect to each Reporting Person are incorporated herein by reference. Beneficial ownership for each Reporting Person was calculated based upon 24,930,443 shares of Common Stock outstanding as of August 5, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, as filed with the SEC on August 10, 2015.

For Mr. Blech, such beneficial ownership includes 65,734 shares of Common Stock issuable upon exercise of options owned by Mr. Blech. Mr. Blech beneficially owns 2,875,828 shares of Common Stock as sole trustee of the Trusts which includes 1,230,357 shares of Common Stock issuable upon exercise of warrants owned by the Trusts.

(c)	Except as described herein, none of the Reporting Persons has effected any transaction in the Common Stock in the past 60 days.

(d)

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Stock reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

A copy of the Stock Incentive Plan Non-Qualified Stock Option Award agreement between Medgenics, Inc. and Isaac Blech dated November 11, 2013 is attached hereto as Exhibit 2 and is incorporated by reference herein.

A copy of the Stock Incentive Plan Restricted Stock Award agreement between Medgenics, Inc. and Isaac Blech dated January 2, 2014 is attached hereto as Exhibit 3 and is incorporated by reference herein.

A copy of the Stock Incentive Plan Non-Qualified Stock Option Award agreement between Medgenics, Inc. and Isaac Blech dated January 2, 2014 is attached hereto as Exhibit 4 and is incorporated by reference herein.

A copy of the Stock Incentive Plan Non-Qualified Stock Option Award agreement between Medgenics, Inc. and Isaac Blech dated February 18, 2015 is attached hereto as Exhibit 5 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is supplemented as follows:

Exhibit 1	Joint Filing Statement

Exhibit 2	Stock Incentive Plan Non-Qualified Stock Option Award Agreement between Medgenics, Inc. and Isaac Blech dated November 11, 2013

Exhibit 3	Stock Incentive Plan Restricted Stock Award Agreement between Medgenics, Inc. and Isaac Blech dated January 2, 2014

Exhibit 4	Stock Incentive Plan Non-Qualified Stock Option Award Agreement between Medgenics, Inc. and Isaac Blech dated January 2, 2014

Exhibit 5	Stock Incentive Plan Non-Qualified Stock Option Award Agreement between Medgenics, Inc. and Isaac Blech dated February 18, 2015

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2015

LIBERTY CHARITABLE REMAINDER TRUST
FBO ISAAC BLECH UAD 01/09/87

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

RIVER CHARITABLE REMAINDER UNITRUST
F/B/O ISAAC BLECH

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

WEST CHARITABLE REMAINDER UNITRUST

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

/s/ Isaac Blech
Name: Isaac Blech

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).